SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1    Translation of YPF S.A.’s Condensed Interim Consolidated Financial Statements as of June 30, 2023 and Comparative Information (Unaudited).

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2023

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de la Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States Dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A. “IEASA”)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Gas Austral	Associate Gas Austral S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JO	Joint operation
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MBtu	Million British thermal units
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint Venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint Venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Sustentator	Joint Venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States Dollar
US$/Bbl	Dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value Added Tax
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE
WEM	Wholesale Electricity Market
WI	Working interest

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year number 47

Beginning on January 1, 2023.

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, commercialization and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 (UNAUDITED) (Amounts expressed in millions of pesos)

	Notes	June 30, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets	8	96,242	68,052
Property, plant and equipment	9	4,760,179	3,100,306
Right-of-use assets	10	130,281	95,748
Investments in associates and joint ventures	11	463,530	337,175
Deferred income tax assets, net	18	4,104	3,010
Other receivables	13	54,359	36,468
Trade receivables	14	1,247	1,027
Investments in financial assets	15	16,633	35,664

Total non-current assets		5,526,575	3,677,450

Current assets
Inventories	12	485,335	307,766
Contract assets	25	1,623	148
Other receivables	13	187,259	143,231
Trade receivables	14	349,007	266,201
Investments in financial assets	15	77,677	56,489
Cash and cash equivalents	16	299,188	136,874

Total current assets		1,400,089	910,709

TOTAL ASSETS		6,926,664	4,588,159

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		6,534	6,306
Retained earnings		2,850,240	1,844,724

Shareholders’ equity attributable to shareholders of the parent company		2,856,774	1,851,030

Non-controlling interest		37,611	17,274

TOTAL SHAREHOLDERS’ EQUITY		2,894,385	1,868,304

LIABILITIES
Non-current liabilities
Provisions	17	553,280	455,213
Deferred income tax liabilities, net	18	354,894	306,708
Income tax liability	18	4,048	4,588
Taxes payable	19	163	185
Salaries and social security	20	3	215
Lease liabilities	21	62,767	48,224
Loans	22	1,615,652	1,053,196
Other liabilities	23	26,643	3,302
Accounts payable	24	1,721	1,319

Total non-current liabilities		2,619,171	1,872,950

Current liabilities
Provisions	17	126,971	34,981
Contract liabilities	25	42,535	13,577
Income tax liability	18	7,917	4,711
Taxes payable	19	46,024	30,660
Salaries and social security	20	55,987	52,622
Lease liabilities	21	74,595	52,061
Loans	22	380,424	201,808
Other liabilities	23	23,335	2,359
Accounts payable	24	655,320	454,126

Total current liabilities		1,413,108	846,905

TOTAL LIABILITIES		4,032,279	2,719,855

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,926,664	4,588,159

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

(Amounts expressed in millions of pesos, except per share information, expressed in pesos)

		For the six-month periods ended June 30,		For the three-month periods ended June 30,
	Notes	2023	2022	2023	2022
Net income
Revenues	25	1,857,088	997,421	1,036,763	595,970
Costs	26	(1,494,916)	(713,768)	(848,400)	(410,626)

Gross profit		362,172	283,653	188,363	185,344

Selling expenses	27	(198,455)	(103,353)	(115,705)	(62,847)
Administrative expenses	27	(72,184)	(33,992)	(41,214)	(19,218)
Exploration expenses	27	(5,545)	(2,676)	(1,847)	(1,553)
Other net operating results	28	2,261	(2,827)	3,696	(1,370)

Operating profit		88,249	140,805	33,293	100,356

Income from equity interests in associates and joint ventures	11	38,796	27,694	21,850	15,465

Financial income	29	302,297	85,846	186,110	53,736
Financial costs	29	(332,007)	(103,997)	(196,265)	(60,960)
Other financial results	29	82,778	13,349	58,771	7,017

Net financial results	29	53,068	(4,802)	48,616	(207)

Net profit before income tax		180,113	163,697	103,759	115,614

Income tax	18	(36,315)	(43,217)	(18,561)	(21,551)

Net profit for the period		143,798	120,480	85,198	94,063

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(48,180)	(10,715)	(30,530)	(6,880)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		59,903	19,202	35,503	10,824
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		870,332	199,186	525,817	127,780

Other comprehensive income for the period		882,055	207,673	530,790	131,724

Total comprehensive income for the period		1,025,853	328,153	615,988	225,787

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		132,293	119,690	73,727	93,087
Non-controlling interest		11,505	790	11,471	976
Other comprehensive income for the period attributable to:
Shareholders of the parent company		873,223	204,681	525,647	130,036
Non-controlling interest		8,832	2,992	5,143	1,688
Total comprehensive income for the period attributable to:
Shareholders of the parent company		1,005,516	324,371	599,374	223,123
Non-controlling interest		20,337	3,782	16,614	2,664
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	337.92	304.53	188.32	236.84

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)
(Amounts expressed in millions of pesos)

	For the six-month period ended June 30, 2023
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)		Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	6,072	18	29	289		(4,499)		(158)	640	6,306
Accrual of share-based benefit plans (3)	-	-	-	-	238		-		-	-	238
Settlement of share-based benefit plans	-	-	-	-	(3)		(6)		(1)	-	(10)
As decided by the Shareholders’ Meeting on April 28, 2023:
- Constitution of reserves	-	-	-	-	-		-		-	-	-
Other comprehensive income	-	-	-	-	-		-		-	-	-
Net profit for the period	-	-	-	-	-		-		-	-	-

Balance at the end of the period	3,915	6,072	18	29	524		(4,505)		(159)	640	6,534

	Retained earnings								Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses		Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	139,275	-	-	-	704,235		1,001,214	(4)	1,851,030	17,274	1,868,304
Accrual of share-based benefit plans (3)	-	-	-	-	-		-		238	-	238
Settlement of share-based benefit plans	-	-	-	-	-		-		(10)	-	(10)
As decided by the Shareholders’ Meeting on April 28, 2023:
- Constitution of reserves	-	40,000	942,959	6,215	-		(989,174)		-	-	-
Other comprehensive income	62,488	17,969	423,160	2,763	320,617		46,226		873,223	8,832	882,055
Net profit for the period	-	-	-	-	-		132,293		132,293	11,505	143,798

Balance at the end of the period	201,763	57,969	1,366,119	8,978	1,024,852	(1)	190,559	(4)	2,856,774	37,611	2,894,385

(1)

Includes 1,149,768 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36), (416,044) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (286,854) corresponding to the effect of the translation to YPF’s presentation currency) and 291,128 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 150,383 corresponding to the effect of the translation to YPF’s presentation currency). See Note 2.b.1) to the annual consolidated financial statements and Note 2.b).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)

Includes 17,442 and 12,040 restricted to the distribution of unappropiated retained earnings and losses as of June 30, 2023 and December 31, 2022, respectively. See Note 2.b.16) to the annual consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED) (cont.)

(Amounts expressed in millions of pesos)

	For the six-month period ended June 30, 2022
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Modification to the balance at the beginning of the fiscal year (4)	-	-	-	-	-		-	-	-	-

Balance at the beginning of the fiscal year modified	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Accrual of share-based benefit plans (3)	-	-	-	-	110		-	-	-	110
Settlement of share-based benefit plans	-	2	-	(2)	(59)		46	(25)	-	(38)
As decided by the Shareholders’ Meeting on April 29, 2022:
- Absorption of accumulated losses	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,931	6,097	2	4	423		(447)	(74)	640	10,576

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	-	-	-	883,589		(56,208)	839,892	8,226	848,118
Modification to the balance at the beginning of the fiscal year (4)	78,714	-	-	-	(486,589)		407,875	-	-	-

Balance at the beginning of the fiscal year modified	80,721	-	-	-	397,000		351,667	839,892	8,226	848,118
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	110	-	110
Settlement of share-based benefit plans	-	-	-	-	-		-	(38)	-	(38)
As decided by the Shareholders’ Meeting on April 29, 2022:
- Absorption of accumulated losses	-	-	-	-	-		-	-	-	-
Other comprehensive income	17,706	-	-	-	95,572		91,403	204,681	2,992	207,673
Net profit for the period	-	-	-	-	-		119,690	119,690	790	120,480

Balance at the end of the period	98,427	-	-	-	492,572	(1)	562,760	1,164,335	12,008	1,176,343

(1)

Includes 556,889 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36), (164,796) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (107,847) corresponding to the effect of the translation to YPF’s presentation currency) and 100,479 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 41,367 corresponding to the effect of the translation to YPF’s presentation currency). See Note 2.b.1) to the annual consolidated financial statements and Note 2.b).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)	See Note 2.b).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)
(Amounts expressed in millions of pesos)

	For the six-month periods ended June 30,
	2023	2022
Cash flows from operating activities
Net profit	143,798	120,480
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(38,796)	(27,694)
Depreciation of property, plant and equipment	321,285	137,369
Amortization of intangible assets	4,485	2,674
Depreciation of right-of-use assets	23,651	11,285
Retirement of property, plant and equipment and intangible assets and consumption of materials	33,172	20,841
Charge on income tax	36,315	43,217
Net increase in provisions	41,169	20,083
Effect of changes in exchange rates, interest and others	(11,120)	14,798
Share-based benefit plans	2,537	110
Changes in assets and liabilities:
Trade receivables	(4,365)	(39,272)
Other receivables	(22,010)	745
Inventories	(29,977)	(24,993)
Accounts payable	52,700	7,463
Taxes payables	5,854	12,050
Salaries and social security	(8,768)	(1,553)
Other liabilities	5,432	(2,516)
Decrease in provisions included in liabilities due to payment/use	(23,505)	(6,939)
Contract assets	(1,977)	(857)
Contract liabilities	20,779	15,651
Dividends received	58,450	7,540
Proceeds from collection of profit loss insurance	62	116
Income tax payments	(1,842)	(719)

Net cash flows from operating activities (1) (2)	607,329	309,879

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(559,135)	(180,241)
Contributions and acquisitions of interests in associates and joint ventures	(840)	-
Proceeds from sales of financial assets	72,558	26,453
Payments from purchase of financial assets	(44,297)	(58,385)
Interests received from financial assets	10,108	2,123
Proceeds from sales of WI of areas and assets	2,783	389

Net cash flows used in investing activities	(518,823)	(209,661)

Financing activities: (3)
Payments of loans	(107,074)	(76,128)
Payments of interests	(64,334)	(33,368)
Proceeds from loans	274,540	38,748
Account overdraft, net	(12,487)	5,538
Payments of leases	(38,681)	(18,545)
Payments of interests in relation to income tax	(1,121)	(336)

Net cash flows from / (used in) financing activities	50,843	(84,091)

Effect of changes in exchange rates on cash and cash equivalents	22,965	4,696

Increase in cash and cash equivalents	162,314	20,823

Cash and cash equivalents at the beginning of the fiscal year	136,874	62,678
Cash and cash equivalents at the end of the period	299,188	83,501

Increase in cash and cash equivalents	162,314	20,823

(1)	Does not include effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 19,886 and 13,758 for the six-month periods ended June 30, 2023 and 2022, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month periods ended June 30,
	2023	2022
Unpaid acquisitions of property, plant and equipment	128,713	42,513
Additions of right-of-use assets	25,435	15,586
Capitalization of depreciation of right-of-use assets	7,061	3,264
Capitalization of financial accretion for lease liabilities	1,387	964

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of pesos, except for shares and per share amounts expressed in pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Gas and Power, Industrialization and Commercialization businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of June 30, 2023:

YPF
(Argentina)
OPESSA (1)
(Argentina)
100%
Refinor
(Argentina)
50%
Profertil
(Argentina)
50%
YPF Gas
(Argentina)
33.99%
YPF Chile (1)
(Chile)
100%
YPF Brasil (1)
(Brazil)
100%
Eleran
(Spain)
100%
AESA (1)
(Argentina)
100%
MEGA
(Argentina)
38%
METROGAS (2)
(Argentina)
70%
95%
Metroenergía
(Argentina)
5%
YPF Holdings
(United States of America)
100%
YPF Ventures
(Argentina)
100%
CT Barragán
(Argentina)
50%
YTEC
(Argentina)
51%
75%
YPF EE (1)
(Argentina)
Luz Del León (1)
(Argentina)
100%
42.86%
Y-LUZ (3)
(Argentina)
100%
27.30%
IDS
(Argentina)
69.99%
CDS
(Argentina)
10.25%
YPF International (1)
(Bolivia)
100%
OLDELVAL
(Argentina)
37%
OTC
(Chile)
36%
OTA
(Argentina)
36%
Oiltanking
(Argentina)
30%
Termap
(Argentina)
33.15%
OLCLP
(Argentina)
85%

(1)	Held directly and indirectly.
(2)	See Note 35.c.3) to the annual consolidated financial statements.
(3)

On April 13, 2023, YPF EE, through its subsidiary Y-LUZ, completed the purchase from Enel Américas S.A. of 57.14% of common shares of IDS, taking control of IDS and its subsidiary CDS as of said date. Simultaneously, through a joint purchase agreement signed with Pan American Sur S.A. (“PAS”), Y-LUZ transferred shares representing 29.84% of the capital stock of IDS to PAS.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of June 30, 2023, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Gas and Power

-	Industrialization

-	Commercialization

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of the Company for the six-month period ended June 30, 2023 are presented in accordance with IAS 34 “Interim Financial Reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2022 (“annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 10, 2023.

These condensed interim consolidated financial statements corresponding to the six-month period ended June 30, 2023 are unaudited. The Company believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the six-month period ended June 30, 2023 does not necessarily reflect the proportion of the Group’s full-year Net Income.

2.b) Significant Accounting Policies

The significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the regulation of the CNV, the Company must present its financial statements in pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

On October 28, 2022, CNV General Resolution No. 941/2022 was published in the BO, which introduced certain provisions for issuers whose functional currency differs from the local legal currency in Argentina, which for their own transactions develop presentation and disclosure accounting policies in which the translation differences originated in the retained earnings and reserves accounts are filed in line with the items originating them. As a consequence of this Resolution, from fiscal year ended December 31, 2022, the Company’s Board of Directors decided, as an accounting policy, to directly classify and accumulate translation differences generated by retained earnings at the beginning and end of the fiscal year in the legal reserves account, the reserve for future dividends, the reserve for investments, the reserve for purchase of treasury shares and retained earnings, within Shareholders’ Equity, in compliance with the provisions of Note 2.b.1) to the annual consolidated financial statements. For the sake of uniformity of the comparative information reported in the statements of changes in shareholders’ equity, translation differences accumulated in “Other comprehensive income” have been appropriated to the aforementioned equity items as of June 30, 2022, in compliance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the peso as functional currency were translated into dollars by the following procedures: All amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in “Other comprehensive income” in the consolidated statement of comprehensive income.

These criteria were also implemented by the Company for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as from January 1, 2023

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of June 30, 2023, as described in Note 2.b.26) to the annual consolidated financial statements. New and revised standards and interpretations which had a significant impact on these condensed interim consolidated financial statements are described below:

•    Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.

On January 1, 2023, in compliance with the amendments mentioned above, the Group breaks down deferred tax assets and liabilities arising from right-of-use-assets and lease liabilities. Also, the comparative information for fiscal year ended December 31, 2022 has been restated in compliance with IAS amendments (see Note 18). However, this had no effect on initial retained earnings.

•    Amendments to IAS 12 - International Tax Reform - Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12 related to the Pillar Two Model Rules of the International Tax Reform (“Reform”) developed by the Organization for Economic Co-operation and Development (“OECD”), which are applicable to fiscal years beginning on or after January 1, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

These amendments introduce a temporary exception to the requirements of IAS 12, allowing an entity not to recognize or disclose information about deferred taxes arising from the income tax effects of applying the Reform. Additionally, it requires certain additional disclosures in the annual financial statements.

As of the date of these condensed interim consolidated financial statements, the abovementioned amendments have had no effects on the Group as there is no tax regulatory framework related to such Reform in the jurisdictions where the Group operates. However, the Group is monitoring possible future changes in tax regulations.

Standards and interpretations issued as from January 1, 2023 by the IASB, the application of which is not mandatory as of the closing date of these condensed interim consolidated financial statements and, therefore, have not been adopted by the Group.

•    Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” - Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7 related to supplier finance arrangements, which are applicable to fiscal years beginning on or after January 1, 2024, allowing for their early application.

These amendments introduce new disclosure requirements of qualitative and quantitative information in the annual financial statements related to the mentioned supplier finance arrangements, such as contractual terms, carrying amounts of financial liabilities, settlements made, maturity dates, etc. The amendments do not require comparative information disclosure.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is analyzing the effects of implementing these amendments, even though it does not expect them to have a significant impact on its financial statements.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires the Company to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by the Company in applying the accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b) and 2.c) to the annual consolidated financial statements.

Review of impairment indicators of property, plant and equipment

As explained in Notes 2.b.8) and 2.b.9) to the annual consolidated financial statements, as a general criteria, the method used to estimate the recoverable amount of property, plant and equipment consists of estimating the value-in-use based on the future expected cash flows arising from the use of such assets, discounted at a rate that reflects the weighted average cost of the capital employed.

Regarding interim periods, IAS 34 requires entities to apply the impairment testing of assets. When an entity has previously recognized impairment losses of assets, it is necessary to review the calculations made at the end of the period if the indicators that gave rise to such losses continue to remain present. To such end, the entity shall revise the existence of significant indicators of impairment or reversals since the end of the last fiscal year and determine whether it has to proceed or not with such impairment testing of assets.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2022 and to the six-month period ended June 30, 2022 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.    BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Likewise, changes in comparative figures as mentioned in Notes 2.b), 6 and 25 and certain additional disclosures of non-significant information have been made.

Additionally, as of the year ended December 31, 2022 the Group has made a change in the turnover tax charge presentation in the “Taxes, charges and contributions” line under “Selling expenses” (see Note 27), which was previously included in “Revenues”. The comparative information for the six and three-month periods ended June 30, 2022 has been restated. “Revenues” and “Selling expenses” increased by 31,241 and 17,959, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, operating profit or loss and net profit or loss.

3.    SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and sales prices, with higher sales of natural gas during the winter at a higher price.

4.    ACQUISITIONS AND DISPOSITIONS

During the six-month period ended June 30, 2023, there were no significant acquisitions and dispositions.

5.    FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including foreign currency risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the six-month period ended June 30, 2023, there were no significant changes in the administration or risk management policies implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

5.   FINANCIAL RISK MANAGEMENT (cont.)

The Group monitors compliance with covenants on a quaterly basis. As of June 30, 2023, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of June 30, 2023.

6.   BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. This organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group. Business segment information is presented consistently with the way of reporting the information used by the highest decision-making authority to allocate resources and assess business segment performance.

As mentioned in Note 5 to the annual consolidated financial statements, business segment information is presented in US dollars, the Company’s functional currency (see Note 2.b.1) to the annual consolidated financial statements).

Due to the division of the Downstream Vice Presidency into the Commercialization Vice Presidency and the Industrialization Vice Presidency, from this fiscal year the new management scope of these new business units has been defined. These organizational changes resulted in a modification of the business segment structure in accordance with the manner in which the highest-decision making authority allocates resources and assesses the performance of such segments, dividing the Downstream segment into the Commercialization segment and the Industrialization segment, which, in addition, implied readjustments in the composition and definition of the businesses of the other segments. These business segment changes did not affect the CGUs defined in Note 2.b.8) to the annual consolidated financial statements.

In consideration of the above paragraphs, the comparative information for fiscal year ended December 31, 2022, and the period ended June 30, 2022, has been restated.

The business segment structure is organized as follows:

•    Upstream

The Upstream segment performs all activities related to field exploration and exploitation and production of oil and natural gas, and frac sand for well drilling purposes.

Its revenues are largely derived from: (i) the sale of the oil produced to the Industrialization and Commercialization segments; (ii) the sale of the natural gas produced to the Commercialization segment; and (iii) the sale of the natural gas retained in plant to the Gas and Power segment and the Commercialization segment.

It incurs all costs related to the activities mentioned above.

On January 1, 2023 certain assets related to the exploration, exploitation and production of frac sand for well-drilling, which were formerly included in Central Administration and Others, were assigned to the Upstream segment. In addition, the comparative information for fiscal year ended December 31, 2022 and the period ended June 30, 2022, has been restated.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6.   BUSINESS SEGMENT INFORMATION (cont.)

•    Gas and Power

The Gas and Power segment performs activities related to: (i) commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (ii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iii) distribution of natural gas through its subsidiary Metrogas; and (iv) the storage of the natural gas produced. Also, through its investments in associates and joint ventures, it undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the distribution of natural gas through its subsidiary Metrogas, the sale of propane, butane and, marginally, the sale of natural gas produced and storaged to the Commercialization segment, the sale of gasoline to the Industrialization segment and the provision of LNG regasification services.

This segment incurs all costs related to the activities mentioned above, including the purchase of natural gas retained in plant from the Upstream segment and natural gas from the Commercialization segment for the distribution of natural gas through its subsidiary Metrogas.

On January 1, 2023, as a consequence of the organizational changes described above, the activities related to the sale of natural gas as producers were assigned to the Commercialization segment. In addition, the comparative information for fiscal year ended December 31, 2022, and the period ended June 30, 2022, has been restated.

•    Industrialization

The Industrialization segment performs activities related to: (i) crude oil refining and petrochemical production, and (ii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels.

Its revenues are derived primarily from the sale of refined and petrochemical products to the Commercialization segment and, marginally, from their sale to third parties.

This segment incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream segment and third parties, the purchase of gasoline from the Gas and Power segment and of natural gas to be consumed in the refinery and petrochemical industrial complexes from the Commercialization segment.

As of January 1, 2023, as a result of the organizational changes mentioned above, the Downstream segment is divided into the Commercialization segment and the Industrialization segment. Besides, the comparative information for the fiscal year ended December 31, 2022, and the period ended June 30, 2022, has been restated.

•    Commercialization

The Commercialization segment develops activities related to: (i) customer portfolio management; (ii) commercialization of oil, refined and petrochemical products; (iii) sale of natural gas, as producers, to third parties and to the Gas and Power and Industrialization segments; (iv) the purchase from third parties of specialties for the agribusiness industry; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are largely derived from the commercialization of oil, refined and petrochemical products, natural gas as producers, specialties for the agribusiness sector, and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industry, Agro, Lubricants and Specialties and Business Networks), LPG, Natural Gas, Chemicals, International Trade and Transportation.

This segment incurs all expenses related to the activities mentioned above, including the purchase of refined products from the Industrialization segment and third parties, petrochemicals from the Industrialization segment, propane and butane from the Gas and Power segment, and oil and natural gas from the Upstream segment, and the transportation of these products to the different sales channels.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6.   BUSINESS SEGMENT INFORMATION (cont.)

As of January 1, 2023, as result of the organizational changes described above, the Downstream segment is divided into the Commercialization segment and the Industrialization segment, and all activities related to the commercialization of natural gas as producers, formerly performed by the Gas and Power segment, were assigned to the Commercialization segment. In addition, the comparative information for fiscal year ended December 2022 and the period ended June 30, 2022, has been restated.

•    Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit/loss and assets of each business segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of dollars								In millions of pesos
	Upstream		Gas and Power	Industrialization	Commercialization	Central Administration and Others	Consolidation Adjustments (1)	Total	Total
For the six-month period ended June 30, 2023
Revenues	85		316	144	7,935	133	-	8,613	1,857,088
Revenues from intersegment sales	3,639		93	5,854	137	512	(10,235)	-	-

Revenues	3,724		409	5,998	8,072	645	(10,235)	8,613	1,857,088

Operating profit / (loss)	219	(3)	(5)	343	116	(154)	37	556	88,249
Income from equity interests in associates and joint ventures	-		166	18	(1)	-	-	183	38,796

Net financial results								142	53,068
Net profit before income tax								881	180,113
Income tax								(160)	(36,315)
Net profit for the period								721	143,798

Acquisitions of property, plant and equipment	2,032		97	455	40	48	-	2,672	602,469
Acquisitions of right-of-use assets	77		18	3	13	-	-	111	25,435

Other income statement items
Depreciation of property, plant and equipment (2)	1,204		32	206	26	32	-	1,500	321,285
Amortization of intangible assets	-		5	14	-	-	-	19	4,485
Depreciation of right-of-use assets	66		9	30	5	-	-	110	23,651

Balance as of June 30, 2023
Assets	12,309		2,811	7,139	2,481	2,399	(134)	27,005	6,926,664

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of dollars								In millions of pesos
	Upstream		Gas and Power	Industrialization	Commercialization	Central Administration and Others	Consolidation Adjustments (1)	Total	Total
For the six-month period ended June 30, 2022
Revenues	80		317	83	8,144	131	-	8,755	997,421
Revenues from intersegment sales	3,328		101	5,748	146	335	(9,658)	-	-

Revenues	3,408		418	5,831	8,290	466	(9,658)	8,755	997,421

Operating profit / (loss)	582	(3)	28	745	223	(138)	(151)	1,289	140,805
Income from equity interests in associates and joint ventures	-		242	5	-	-	-	247	27,694

Net financial results								(77)	(4,802)
Net profit before income tax								1,459	163,697
Income tax								(382)	(43,217)
Net profit for the period								1,077	120,480

Acquisitions of property, plant and equipment	1,311		16	243	26	38	-	1,634	189,678
Acquisitions of right-of-use assets	100		-	-	30	-	-	130	15,586

Other income statement items
Depreciation of property, plant and equipment (2)	921		26	201	27	43	-	1,218	137,369
Amortization of intangible assets	-		6	15	-	1	-	22	2,674
Depreciation of right-of-use assets	63		10	3	27	-	(3)	100	11,285

Balance as of December 31, 2022
Assets	11,528		2,797	6,732	3,216	1,807	(168)	25,912	4,588,159

(1)	Corresponds to the elimination among business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (6) million and US$ (7) million of unproductive exploratory drillings as of June 30, 2023 and 2022.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

7.   FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of June 30, 2023 and December 31, 2022, and their allocation to their fair value levels:

	As of June 30, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	22,738	-	-	22,738

	22,738	-	-	22,738

Cash and cash equivalents:
- Mutual funds	95,230	-	-	95,230

	95,230	-	-	95,230

	117,968	-	-	117,968

	As of December 31, 2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	13,029	-	-	13,029

	13,029	-	-	13,029

Cash and cash equivalents:
- Mutual funds	59,524	-	-	59,524

	59,524	-	-	59,524

	72,553	-	-	72,553

(1)	See Note 15.

The Group has no financial liabilities measured at fair value with changes in results.

Fair value estimates

During the six-month period ended June 30, 2023, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the six-month period ended June 30, 2023, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 1,800,692 and 1,029,019 as of June 30, 2023 and December 31, 2022, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.   INTANGIBLE ASSETS

	June 30, 2023	December 31, 2022
Net book value of intangible assets	106,432	75,086
Provision for impairment of intangible assets	(10,190)	(7,034)

	96,242	68,052

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the six-month period ended June 30, 2023 and as of the year ended December 31, 2022 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	93,124	14,010	45,705	152,839
Accumulated amortization	66,452	-	38,913	105,365

Balance as of December 31, 2021	26,672	14,010	6,792	47,474

Cost
Increases	3,483	-	691	4,174
Translation effect	68,572	9,893	27,427	105,892
Adjustment for inflation (1)	-	-	6,363	6,363
Decreases, reclassifications and other movements	-	(4,346)	-	(4,346)

Accumulated amortization
Increases	3,560	-	2,692	6,252
Translation effect	49,484	-	26,628	76,112
Adjustment for inflation (1)	-	-	2,107	2,107
Decreases, reclassifications and other movements	-	-	-	-

Cost	165,179	19,557	80,186	264,922
Accumulated amortization	119,496	-	70,340	189,836

Balance as of December 31, 2022	45,683	19,557	9,846	75,086

Cost
Increases	1,883	-	284	2,167
Translation effect	74,412	8,745	29,841	112,998
Adjustment for inflation (1)	-	-	6,986	6,986
Decreases, reclassifications and other movements	-	(96)	7	(89)

Accumulated amortization
Increases	2,927	-	1,558	4,485
Translation effect	54,212	-	28,690	82,902
Adjustment for inflation (1)	-	-	3,329	3,329
Decreases, reclassifications and other movements	-	-	-	-

Cost	241,474	28,206	117,304	386,984
Accumulated amortization	176,635	-	103,917	280,552

Balance as of June 30, 2023	64,839	28,206	13,387	106,432

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2023	December 31, 2022
Net book value of property, plant and equipment	4,918,645	3,233,211
Provision for obsolescence of materials and equipment	(38,101)	(26,671)
Provision for impairment of property, plant and equipment	(120,365)	(106,234)

	4,760,179	3,100,306

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the six-month periods ended June 30, 2023 and as of the year ended December 31, 2022 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	137,967	4,900,829	854,492	50,297	108,514	289,356	4,228	82,716	135,472	102,111	88,626	6,754,608
Accumulated depreciation	67,325	4,127,030	525,484	34,619	-	-	-	72,058	89,234	52,044	65,186	5,032,980

Balance as of December 31, 2021	70,642	773,799	329,008	15,678	108,514	289,356	4,228	10,658	46,238	50,067	23,440	1,721,628

Cost
Increases	141	49,165	9,433	1,654	129,830	441,811	6,152	181	-	-	5,104	643,471
Translation effect	86,377	3,647,068	634,515	32,957	75,915	218,533	2,401	58,485	99,489	-	47,208	4,902,948
Adjustment for inflation (1)	19,713	-	-	5,440	2,060	6,441	-	3,239	-	96,791	23,621	157,305
Decreases, reclassifications and other movements	3,095	271,295	38,007	3,058	(105,285)	(268,710)	(6,299)	2,599	3,004	6,171	384	(52,681)

Accumulated depreciation
Increases	3,971	279,232	49,531	3,579	-	-	-	7,319	8,814	3,326	4,611	360,383
Translation effect	42,174	3,087,200	397,826	22,904	-	-	-	52,743	67,230	-	36,278	3,706,355
Adjustment for inflation (1)	10,376	-	-	3,617	-	-	-	2,872	-	49,332	15,453	81,650
Decreases, reclassifications and other movements	(55)	(4,752)	(55)	(1,079)	-	-	-	8	(1,349)	(1,475)	(171)	(8,928)

Cost	247,293	8,868,357	1,536,447	93,406	211,034	687,431	6,482	147,220	237,965	205,073	164,943	12,405,651
Accumulated depreciation	123,791	7,488,710	972,786	63,640	-	-	-	135,000	163,929	103,227	121,357	9,172,440

Balance as of December 31, 2022	123,502	1,379,647	563,661	29,766	211,034	687,431	6,482	12,220	74,036	101,846	43,586	3,233,211

Cost
Increases	56	436	3,894	1,785	145,721	442,622	6,417	506	2	-	1,030	602,469
Translation effect	93,148	4,047,241	694,711	36,846	92,724	298,315	3,410	63,812	108,496	-	51,596	5,490,299
Adjustment for inflation (1)	20,947	-	-	6,496	2,205	5,367	-	3,529	-	103,931	25,629	168,104
Decreases, reclassifications and other movements	3,883	235,844	20,540	4,622	(109,394)	(227,001)	(1,228)	5,009	7,303	3,647	643	(56,132)

Accumulated depreciation
Increases	3,215	288,200	38,697	3,515	-	-	-	3,886	6,805	2,926	3,755	350,999
Translation effect	46,345	3,413,953	444,501	25,271	-	-	-	58,587	74,678	-	39,646	4,102,981
Adjustment for inflation (1)	11,291	-	-	4,259	-	-	-	3,154	-	52,316	17,355	88,375
Decreases, reclassifications and other movements	1	(21,486)	-	(586)	-	-	-	1	(857)	(13)	(109)	(23,049)

Cost	365,327	13,151,878	2,255,592	143,155	342,290	1,206,734	15,081	220,076	353,766	312,651	243,841	18,610,391
Accumulated depreciation	184,643	11,169,377	1,455,984	96,099	-	-	-	200,628	244,555	158,456	182,004	13,691,746

Balance as of June 30, 2023	180,684	1,982,501	799,608	47,056	342,290	1,206,734	15,081	19,448	109,211	154,195	61,837	4,918,645

(1)

Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the six-month periods ended June 30, 2023 and 2022, the rate of capitalization was 8.13% and 8.33%, respectively, and the amount capitalized amounted to 2,089 and 556, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six-month period ended June 30, 2023 and as of the year ended December 31, 2022:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2021	12,576

Increases charged to profit or loss	4,775
Applications due to utilization	(382)
Translation differences	9,624
Adjustment for inflation (1)	78

Balance as of December 31, 2022	26,671

Increases charged to profit or loss	326
Applications due to utilization	(783)
Translation differences	11,740
Adjustment for inflation (1)	147

Balance as of June 30, 2023	38,101

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the six-month period ended June 30, 2023 and as of the year ended December 31, 2022:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2021	66,793

Increases charged to profit or loss (1)	18,427
Depreciation (2)	(22,364)
Translation differences	42,678
Adjustment for inflation (3)	700

Balance as of December 31, 2022	106,234

Increases charged to profit or loss	-
Depreciation (2)	(29,714)
Translation differences	43,078
Adjustment for inflation (3)	767

Balance as of June 30, 2023	120,365

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the six-month period ended June 30, 2023 and as of the year ended December 31, 2022 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	3,397	36,108	28,808	10,276	31,358	109,947
Accumulated depreciation	1,125	22,713	16,822	3,738	12,289	56,687

Balance as of December 31, 2021	2,272	13,395	11,986	6,538	19,069	53,260

Cost
Increases	402	21,655	2,330	676	20,265	45,328
Translation effect	2,347	30,633	21,376	6,025	25,259	85,640
Adjustment for inflation (1)	66	-	-	2,012	-	2,078
Decreases, reclassifications and other movements	(391)	(878)	(2,324)	(1,407)	(11,212)	(16,212)

Accumulated depreciation
Increases	1,092	10,878	7,529	1,626	14,614	35,739
Translation effect	1,199	19,894	14,611	2,288	13,198	51,190
Adjustment for inflation (1)	63	-	-	951	-	1,014
Decreases, reclassifications and other movements	(161)	(214)	(1,911)	(797)	(10,514)	(13,597)

Cost	5,821	87,518	50,190	17,582	65,670	226,781
Accumulated depreciation	3,318	53,271	37,051	7,806	29,587	131,033

Balance as of December 31, 2022	2,503	34,247	13,139	9,776	36,083	95,748

Cost
Increases	3,391	14,708	7,336	-	-	25,435
Translation effect	2,546	41,155	23,993	6,048	29,463	103,205
Adjustment for inflation (1)	74	-	-	2,136	-	2,210
Decreases, reclassifications and other movements	(327)	-	-	-	-	(327)

Accumulated depreciation
Increases	632	11,912	4,260	1,216	12,692	30,712
Translation effect	1,554	26,350	17,500	2,638	16,046	64,088
Adjustment for inflation (1)	73	-	-	1,236	-	1,309
Decreases, reclassifications and other movements	(119)	-	-	-	-	(119)

Cost	11,505	143,381	81,519	25,766	95,133	357,304
Accumulated depreciation	5,458	91,533	58,811	12,896	58,325	227,023

Balance as of June 30, 2023	6,047	51,848	22,708	12,870	36,808	130,281

(1)

Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Amount of investments in associates	47,190	30,525
Amount of investments in joint ventures	416,340	306,650

	463,530	337,175

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the six-month period ended June 30, 2023 and as of the year ended December 31, 2022 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2021	156,925

Acquisitions and contributions	270
Income on investments in associates and joint ventures	58,082
Translation differences	123,223
Distributed dividends	(12,157)
Adjustment for inflation (1)	10,749
Capitalization in associates and joint ventures	83

Balance as of December 31, 2022	337,175

Acquisitions and contributions	1,174
Income on investments in associates and joint ventures	38,796
Translation differences	134,313
Distributed dividends	(58,654)
Adjustment for inflation (1)	10,726
Capitalization in associates and joint ventures	-

Balance as of June 30, 2023	463,530

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the six-month periods ended June 30, 2023 and 2022. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Net income	2,742	614	36,054	27,080
Other comprehensive income	14,263	3,047	130,776	34,630

Comprehensive income for the period	17,005	3,661	166,830	61,710

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of June 30, 2023 and December 31, 2022, as well as the results for the six-month periods ended June 30, 2023 and 2022, are detailed below:

	June 30, 2023 (1)	December 31, 2022 (1)
Total non-current assets	511,070,402	325,583,892
Cash and cash equivalents	42,134,374	16,684,788
Other current assets	51,552,089	31,531,592
Total current assets	93,686,463	48,216,380

Total assets	604,756,865	373,800,272

Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	215,548,231	127,658,505
Other non-current liabilities	28,337,464	17,103,150
Total non-current liabilities	243,885,695	144,761,655
Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	26,868,029	26,591,063
Other current liabilities	21,625,933	19,627,928
Total current liabilities	48,493,962	46,218,991

Total liabilities	292,379,657	190,980,646

Total shareholders’ equity	312,377,208	182,819,626

Dividends received	9,000,000	4,500,000

	For the six-month periods ended June 30,
	2023 (1)	2022 (1)
Revenues	53,641,741	26,265,398
Interest income	9,783,322	2,461,004
Depreciation and amortization	(13,591,616)	(5,941,581)
Interest loss	(6,228,580)	(4,056,198)
Income tax	1,893,538	(1,542,785)
Operating profit	32,084,014	13,847,420

Net profit	20,995,669	8,821,426
Other comprehensive income	89,658,379	22,289,550

Total comprehensive income	110,654,048	31,110,976

(1)

The financial information arises from the consolidated financial statements of YPF EE and the amounts are expressed in thousands of pesos. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

12. INVENTORIES

	June 30, 2023		December 31, 2022
Refined products	335,425		202,465
Crude oil and natural gas	112,907		79,511
Products in process	12,046		9,083
Raw materials, packaging materials and others	24,957		16,707

	485,335	(1)	307,766	(1)

(1)	As of June 30, 2023 and December 31, 2022, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	June 30, 2023			December 31, 2022
	Non-current	Current		Non-current	Current
Receivables from services and sales of other assets	651	2,788		2,238	663
Tax credit and export rebates	38,816	12,675		27,086	61,958
Loans to third parties and balances with related parties (1)	9,420	2,427		1,750	5,359
Collateral deposits	2	77,465	(3)	2	961
Prepaid expenses	4,892	13,910		4,091	7,193
Advances and loans to employees	106	1,992		97	948
Advances to suppliers and custom agents (2)	-	29,144		-	29,269
Receivables with partners in JO	2,722	41,014		2,752	31,659
Insurance receivables	-	-		-	60
Miscellaneous	1,650	5,983		1,144	5,301

	58,259	187,398		39,160	143,371
Provision for other doubtful receivables	(3,900)	(139)		(2,692)	(140)

	54,359	187,259		36,468	143,231

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes balances granted as guarantee for the Trust Settlement Agreement. See Note 33.

14. TRADE RECEIVABLES

	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	11,035	367,004	10,815	279,611
Provision for doubtful trade receivables	(9,788)	(17,997)	(9,788)	(13,410)

	1,247	349,007	1,027	266,201

(1)	See Note 37 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the six-month period ended June 30, 2023 and for the fiscal year ended December 31, 2022:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2021	9,788	(2)	10,432

Increases charged to expenses	-		3,324
Decreases charged to income	-		(853)
Applications due to utilization	-		(897)
Reclassifications	-		-
Net exchange and translation differences	-		2,098
Result from net monetary position (1)	-		(694)

Balance as of December 31, 2022	9,788	(2)	13,410

Increases charged to expenses	-		2,732
Decreases charged to income	-		(435)
Applications due to utilization	-		(16)
Reclassifications	-		23
Net exchange and translation differences	-		2,398
Result from net monetary position (1)	-		(115)

Balance as of June 30, 2023	9,788	(2)	17,997

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

15. INVESTMENTS IN FINANCIAL ASSETS

	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	14,829	35,319	35,664	28,675
Private securities - NO	1,804	-	-	532
Term deposits (2)	-	19,620	-	14,253

	16,633	54,939	35,664	43,460

Investments at fair value with changes in results
Public securities (1)	-	22,738	-	13,029

	-	22,738	-	13,029

	16,633	77,677	35,664	56,489

(1)	See Note 37.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	June 30, 2023		December 31, 2022
Cash and banks (1)	89,230		65,407
Short-term investments	114,728	(2)	11,943
Financial assets at fair value with changes in results (3)	95,230		59,524

	299,188		136,874

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 22,662 of term deposits and other investments with the BNA.
(3)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2023 and for the fiscal year ended December 31, 2022 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non- current		Current	Non- current	Current	Non- current	Current	Non- current	Current
Balance as of December 31, 2021	89,473		2,204	9,802	7,023	159,203	10,070	258,478	19,297

Increases charged to expenses	30,082	(2)	10	10,509	-	28,139	-	68,730	10
Decreases charged to income	(60,624)	(3)	(11)	(257)	-	(7,320)	-	(68,201)	(11)
Applications due to utilization	(2,003)		(4,301)	-	(6,887)	-	(8,160)	(2,003)	(19,348)
Reclassifications and other movements	(7,245)	(4)	4,254	(7,935)	7,935	31,656	15,667	16,476	27,856
Net exchange and translation differences	51,526		1,563	4,871	12	125,462	5,602	181,859	7,177
Result from net monetary position (1)	(126)		-	-	-	-	-	(126)	-

Balance as of December 31, 2022	101,083		3,719	16,990	8,083	337,140	23,179	455,213	34,981

Increases charged to expenses	8,826		510	6,965	-	27,902	-	43,693	510
Decreases charged to income	(4,990)		-	-	-	-	-	(4,990)	-
Applications due to utilization	(396)		(2,961)	-	(5,358)	-	(13,991)	(396)	(22,310)
Reclassifications and other movements	(92,495)	(5)	64,074	(9,540)	9,540	(13,731)	13,731	(115,766)	87,345
Net exchange and translation differences	16,457		15,710	4,031	75	155,038	10,660	175,526	26,445
Result from net monetary position (1)	-		-	-	-	-	-	-	-

Balance as of June 30, 2023	28,485		81,052	18,446	12,340	506,349	33,579	553,280	126,971

(1)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014- 2017.
(3)

Includes 3,358 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment for periods 2014-2017. See Note 16.a.5) to the annual consolidated financial statements.

(4)

Includes 2,374 reclassified as “Income tax liability” for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017. See Note 16.a.5) to the annual consolidated financial statements.

(5)

Includes 27,985 reclassified as “Other liabilities” due to the transaction agreement entered with TGN and 60,033 reclassified as Provision for lawsuits and current contingencies due to the Trust Settlement Agreement, see Note 16.a.2) to the annual consolidated financial statements and Note 33, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

17. PROVISIONS (cont.)

Provisions are described in Note 16 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2023 are described below:

17.a) Provision for lawsuits and contingencies

●	Claims arising from restrictions in the natural gas market

Transportadora de Gas del Norte S.A. (“TGN”)

In April 2023, in compliance with the decision of CSJN, a settlement agreement between YPF and TGN was filed with the lower court requesting its approval. On May 5, 2023, the Lower Court approved the said agreement.

●	Users and Consumers Association

On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the judgment. As of the date of these condensed interim consolidated financial statements, the extraordinary appeal has not been decided.

●	Environmental Claims

La Plata

On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the date of these interim condensed consolidated financial statements. The amounts calculated for income tax charge for the six-month period ended June 30, 2023 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the six-month periods ended June 30, 2023 and 2022 is as follows:

	For the six-month periods ended June 30,
	2023	2022
Current income tax	(6,534)	(69,360)
Deferred income tax	(29,781)	24,195

	(36,315)	(45,165)

Income tax - Well abandonment	-	1,948

	(36,315)	(43,217)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

18. INCOME TAX (cont.)

The reconciliation between the charge to net income for income tax for the six-month periods ended June 30, 2023 and 2022 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the six-month periods ended June 30,
	2023		2022
Net profit before income tax	180,113		163,697
Average tax rate (4)	26.28%		34.86%

Average tax rate applied to net income before income tax	(47,328)		(57,062)
Effect of the valuation of property, plant and equipment and intangible assets, net	46,930		23,679
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	6,491		(17,484)
Effect of the valuation of inventories	(34,003)		(9,654)
Income on investments in associates and joint ventures	9,699		9,693
Effect of tax rate change	(52,458)	(2)	-
Effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment	-		1,948	(3)
Miscellaneous	34,354	(5)	5,663

Income tax	(36,315)		(43,217)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remedation of deferred income tax balances at the time of reversal, see Notes 2.b.15) and 35.e.1) to the annual consolidated financial statements.
(3)	See Note 16.a.5) to the annual consolidated financial statements.
(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(5)	Includes 32,571 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.

Furthermore, breakdown of tax payable and deferred as of June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023				December 31, 2022
	Non-current		Current		Non-current		Current
Income tax payable	4,048	(2)	7,917	(1)	4,588	(2)	4,711	(1)

(1)

Includes 1,078 corresponding to the 12 installments of the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of June 30, 2023 and December 31, 2022, respectively. See Note 16.a.5) to the annual consolidated financial statements. Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)

Includes 4,035 and 4,574 corresponding to the remaining installments of the regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of June 30, 2023 and December 31, 2022, respectively. See Note 16.a.5) to the annual consolidated financial statements.

	June 30, 2023	December 31, 2022 (4)
Deferred tax assets
Provisions and other non-deductible liabilities	43,127	27,205
Lease liabilities	48,077	33,297
Tax losses carryforward	47,195	29,620
Miscellaneous	137	247

Total deferred tax assets	138,536	90,369

Deferred tax liabilities
Property, plant and equipment and others (1)	(156,825)	(181,957)
Adjustment for tax inflation (2)	(275,253)	(170,961)
Right-of-use assets	(45,598)	(31,819)
Miscellaneous	(11,650)	(9,330)

Total deferred tax liabilities	(489,326)	(394,067)

Total Net deferred tax (3)	(350,790)	(303,698)

(1)	Includes the deferred tax corresponding to Property, plant and equipment, Intangible assets and Inventories.
(2)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(3)

Includes (17,311) and (15,161) as of June 30, 2023 and December 31, 2022, respectively, corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	See Note 2.b).

As of June 30, 2023 and December 31, 2022 the Group has classified as deferred tax assets 4,104 and 3,010, respectively, and as deferred tax liability 354,894 and 306,708, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

18. INCOME TAX (cont.)

As of June 30, 2023 and December 31, 2022, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

19. TAXES PAYABLE

	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
VAT	-	5,220	-	4,615
Withholdings and perceptions	-	15,414	-	8,045
Royalties	-	15,484	-	13,682
Tax on Fuels	-	2,232	-	-
IIBB	-	3,850	-	1,490
Miscellaneous	163	3,824	185	2,828

	163	46,024	185	30,660

20. SALARIES AND SOCIAL SECURITY

	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Salaries and social security	-	15,667	-	11,987
Bonuses and incentives provision	-	16,959	-	20,088
Vacation provision	-	18,612	-	13,608
Other employee benefits (1)	3	4,749	215	6,939

	3	55,987	215	52,622

(1)	Includes the voluntary retirement plan executed by the Group.

21. LEASE LIABILITIES

	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Lease liabilities	62,767	74,595	48,224	52,061

The evolution of the Group’s leases liabilities for the six-month period ended June 30, 2023 and for the fiscal year ended December 31, 2022, are as follows:

Lease liabilities
Balance as of December 31, 2021	55,622

Leases increase	45,328
Leases decrease	(2,626)
Payments	(44,960)
Financial accretions	9,961
Exchange and translation differences, net	36,879
Result from net monetary position (1)	81

Balance as of December 31, 2022	100,285

Leases increase	25,435
Leases decrease	(203)
Payments	(38,681)
Financial accretions	8,592
Exchange and translation differences, net	41,905
Result from net monetary position (1)	29

Balance as of June 30, 2023	137,362

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

22. LOANS

					June 30, 2023			December 31, 2022
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
NO	83.44%	-	87.65%	2023-2024	32,533	4,105		11,374	1,022
Loans	105.47%	-	105.47%	2024	13,150	3,092		8,136	4,359
Account overdraft		-		-	-	-		-	12,487

					45,683	7,197		19,510	17,868

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2023-2047	1,485,399	230,411		990,512	146,569
Export pre-financing	1.90%	-	10.50%	2023-2025	42,129	88,403	(4)	-	3,971
Imports financing	8.96%	-	8.96%	2023	-	5,033		-	3,647
Loans	5.07%	-	19.75%	2023-2027	42,441	49,380		43,174	29,753

					1,569,969	373,227		1,033,686	183,940

					1,615,652	380,424		1,053,196	201,808

(1)	Nominal annual interest rate as of June 30, 2023.
(2)	Disclosed net of 2,109 and 1,534 corresponding to YPF’s own NO repurchased through open market transactions, as of June 30, 2023, and December 31, 2022, respectively.
(3)

Includes 306,630 and 92,640 as of June 30, 2023, and December 31, 2022, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 21,674 as of June 30, 2023 of pre-financing of exports granted by BNA, which accrue a 1.90% fixed interest rate.

Set forth below is the evolution of the loans for six-month period ended June 30, 2023 and for the fiscal year ended December 31, 2022:

Loans
Balance as of December 31, 2021	757,215

Proceeds from loans	49,265
Payments of loans	(94,517)
Payments of interest	(73,123)
Account overdraft, net	11,693
Accrued interest (1)	91,714
Net exchange differences and translation	514,249
Result from net monetary position (2)	(1,492)

Balance as of December 31, 2022	1,255,004

Proceeds from loans	274,540
Payments of loans	(107,074)
Payments of interest	(64,334)
Account overdraft, net	(12,487)
Accrued interest (1)	75,287
Net exchange differences and translation	575,502
Result from net monetary position (2)	(362)

Balance as of June 30, 2023	1,996,076

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								June 30, 2023		December 31, 2022

Month	Year	Principal Value		Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current

YPF
-	1998	US$	15	-	Fixed	10.00%	2028	3,801	62	2,624	42
April, February, October	2014/15/16	US$	1,522	Class XXVIII	Fixed	8.75%	2024	-	90,708	61,318	48,336
September	2014		$1,000	Class XXXIV	BADLAR + 0.1%	83.44%	2024	167	242	167	228
April	2015	US$	1,500	Class XXXIX	Fixed	8.50%	2025	290,299	10,419	200,391	7,192
October	2015		$2,000	Class XLIII	BADLAR	86.96%	2023	-	778	-	756
July, December	2017	US$	1,000	Class LIII	Fixed	6.95%	2027	209,617	6,203	144,816	4,341
December	2017	US$	750	Class LIV	Fixed	7.00%	2047	135,811	381	93,728	263
June	2019	US$	500	Class I	Fixed	8.50%	2029	101,905	73	70,327	67
July	2020	US$	543	Class XIII	Fixed	8.50%	2025	21,666	22,815	22,498	15,925
December, February	2020/21	US$	137	Class XIV	Fixed	2.00%	2023	-	34,253	-	24,649
February	2021	US$	775	Class XVI	Fixed	9.00%	2026	110,052	60,091	95,886	42,194
February	2021	US$	748	Class XVII	Fixed	9.00%	2029	194,646	-	134,539	-
February	2021	US$	576	Class XVIII	Fixed	7.00%	2033	141,769	2,701	96,356	1,836
February	2021		$4,128	Class XIX	Fixed	3.50%	2024	16,495	55	11,207	38
July (2)	2021	US$	384	Class XX	Fixed	5.75%	2032	98,550	2,453	68,029	1,724
January (3)	2023	US$	230	Class XXI	Fixed	1.00%	2026	58,778	148	-	-
January, April (4)	2023		$19,144	Class XXII	BADLAR + 3.0%	87.65%	2024	15,871	3,030	-	-
April (3)	2023	US$	147	Class XXIII	Fixed	0.00%	2025	41,626	-	-	-
April (3)	2023	US$	38	Class XXIV	Fixed	1.00%	2027	9,623	17	-	-
June (4)	2023	US$	263	Class XXV	Fixed	5.00%	2026	67,256	87	-	-

								1,517,932	234,516	1,001,886	147,591

(1)	Nominal annual Interest rate as of June 30, 2023.
(2)	During the six-month period ended June 30, 2023, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	NO issued under the Frequent Issuer Program. The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(4)	NO issued under the Frequent Issuer Program.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER LIABILITIES

	June 30, 2023				December 31, 2022
	Non-current		Current		Non-current	Current
Liabilities for concessions	2,118		10,456		3,156	1,424
Liabilities for contractual claims	24,525	(1)	11,582	(1)	146	161
Miscellaneous	-		1,297		-	774

	26,643		23,335		3,302	2,359

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	1,331	643,552	1,028	442,305
Guarantee deposits	142	1,194	122	926
Payables with partners of JO and other agreements	248	7,313	169	8,828
Miscellaneous	-	3,261	-	2,067

	1,721	655,320	1,319	454,126

(1)	For more information about related parties, see Note 37.

25. REVENUES

	For the six-month periods ended June 30,
	2023	2022
Sales of goods and services	1,830,753	982,573
Government incentives (1)	26,335	14,848

	1,857,088	997,421

(1)	See Note 37.

The Group’s transactions and the main revenues are described in Note 6. The comparative information corresponding to the period ended June 30, 2022 has been restated as mentioned in Note 6. The Group’s revenues are derived from contracts with customers and the Group’s income is derived from National Government incentives.

●	Breakdown of revenues

Type of good or service

	For the six-month period ended June 30, 2023
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Diesel	-	-	9,960	700,325	-	710,285
Gasolines	-	-	1,990	362,241	-	364,231
Natural Gas (1)	-	53,961	-	141,750	-	195,711
Crude Oil	-	-	-	20,790	-	20,790
Jet fuel	-	-	13	107,345	-	107,358
Lubricants and by-products	-	-	-	62,375	-	62,375
Liquefied Petroleum Gas	-	-	-	44,664	-	44,664
Fuel oil	-	-	1,016	8,416	-	9,432
Petrochemicals	-	-	-	46,795	-	46,795
Fertilizers and crop protection products	-	-	-	52,132	-	52,132
Flours, oils and grains	-	-	-	30,006	-	30,006
Asphalts	-	-	147	19,007	-	19,154
Goods for resale at gas stations	-	-	-	14,920	-	14,920
Income from services	-	-	-	-	17,736	17,736
Income from construction contracts	-	-	-	-	16,287	16,287
Virgin naphtha	-	-	12,823	8,429	-	21,252
Petroleum coke	-	-	-	32,338	-	32,338
LNG Regasification	-	4,081	-	-	-	4,081
Other goods and services	18,473	20,899	4,233	17,570	31	61,206

	18,473	78,941	30,182	1,669,103	34,054	1,830,753

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

	For the six-month period ended June 30, 2022
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Diesel	-	-	1,612	346,393	-	348,005
Gasolines	-	-	6	191,446	-	191,452
Natural Gas (1)	-	28,692	-	78,808	-	107,500
Crude Oil	-	-	-	2,190	-	2,190
Jet fuel	-	-	-	49,243	-	49,243
Lubricants and by-products	-	-	-	32,561	-	32,561
Liquefied Petroleum Gas	-	-	5	28,729	-	28,734
Fuel oil	-	-	-	12,261	-	12,261
Petrochemicals	-	-	-	30,832	-	30,832
Fertilizers and crop protection products	-	-	-	36,844	-	36,844
Flours, oils and grains	-	-	-	49,322	-	49,322
Asphalts	-	-	-	9,795	-	9,795
Goods for resale at gas stations	-	-	-	5,593	-	5,593
Income from services	-	-	-	-	6,774	6,774
Income from construction contracts	-	-	-	-	9,253	9,253
Virgin naphtha	-	-	5,650	6,145	-	11,795
Petroleum coke	-	-	-	19,310	-	19,310
LNG Regasification	-	2,091	-	-	-	2,091
Other goods and services	9,222	8,322	1,954	8,958	562	29,018

	9,222	39,105	9,227	908,430	16,589	982,573

(1)	Includes 148,170 and 81,278 corresponding to sales of natural gas produced by the Company for the six-month periods ended June 30, 2023 and 2022, respectively.

Sales Channels

	For the six-month period ended June 30, 2023
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Gas Stations	-	-	-	710,157	-	710,157
Power Plants	-	3,602	9,014	43,216	-	55,832
Distribution Companies	-	-	-	15,269	-	15,269
Retail distribution of natural gas	-	31,520	-	-	-	31,520
Industries, transport and aviation	-	33,407	-	520,987	-	554,394
Agriculture	-	-	-	184,986	-	184,986
Petrochemical industry	-	-	-	67,458	-	67,458
Trading	-	-	-	89,399	-	89,399
Oil Companies	-	-	16,935	-	-	16,935
Commercialization of LPG	-	-	-	15,785	-	15,785
Other sales channels	18,473	10,412	4,233	21,846	34,054	89,018

	18,473	78,941	30,182	1,669,103	34,054	1,830,753

	For the six-month period ended June 30, 2022
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Gas Stations	-	-	-	350,903	-	350,903
Power Plants	-	1,908	-	26,248	-	28,156
Distribution Companies	-	-	-	8,340	-	8,340
Retail distribution of natural gas	-	18,823	-	-	-	18,823
Industries, transport and aviation	-	13,618	-	267,148	-	280,766
Agriculture	-	-	-	146,164	-	146,164
Petrochemical industry	-	-	-	43,311	-	43,311
Trading	-	-	-	47,815	-	47,815
Oil Companies	-	-	9,227	-	-	9,227
Commercialization of LPG	-	-	-	10,844	-	10,844
Other sales channels	9,222	4,756	-	7,657	16,589	38,224

	9,222	39,105	9,227	908,430	16,589	982,573

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

Target Market

Sales contracts in the domestic market amounted to 1,646,837 and 851,137 for the six-month periods ended June 30, 2023 and 2022, respectively.

Sales contracts in the international market amounted to 183,916 and 131,436 for the six-month periods ended June 30, 2023 and 2022, respectively.

●	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	9,322	352,474	9,102	263,613
Contract assets	-	1,623	-	148
Contract liabilities	-	42,535	-	13,577

Contract assets are mainly related to the work carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.

During the six-month periods ended June 30, 2023 and 2022 the Group has recognized 9,067 and 3,856, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the fiscal year.

26. COSTS

	For the six-month periods ended June 30,
	2023	2022
Inventories at beginning of year	307,766	153,927
Purchases	571,343	328,337
Production costs (1)	953,550	410,424
Translation effect	144,062	35,395
Adjustment for inflation (2)	3,530	1,262
Inventories at end of the period	(485,335)	(215,577)

	1,494,916	713,768

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the six-month periods ended June 30, 2023 and 2022:

	For the six-month period ended June 30, 2023
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	102,560	24,436	13,301		1,213	141,510
Fees and compensation for services	5,270	24,648	5,238		30	35,186
Other personnel expenses	28,979	3,477	1,458		99	34,013
Taxes, charges and contributions	15,005	2,188	87,387	(1)	-	104,580
Royalties, easements and fees	108,967	-	176		236	109,379
Insurance	8,826	446	254		-	9,526
Rental of real estate and equipment	18,234	95	1,651		-	19,980
Survey expenses	-	-	-		1,748	1,748
Depreciation of property, plant and equipment	307,641	4,508	9,136		-	321,285
Amortization of intangible assets	3,035	1,409	41		-	4,485
Depreciation of right-of-use assets	22,395	9	1,247		-	23,651
Industrial inputs, consumable materials and supplies	56,754	567	1,521		49	58,891
Operation services and other service contracts	48,789	1,123	5,833		639	56,384
Preservation, repair and maintenance	155,128	4,171	5,065		147	164,511
Unproductive exploratory drillings	-	-	-		1,229	1,229
Transportation, products and charges	58,020	217	51,957		-	110,194
Provision for doubtful trade receivables	-	-	2,297		-	2,297
Publicity and advertising expenses	-	3,298	5,534		-	8,832
Fuel, gas, energy and miscellaneous	13,947	1,592	6,359		155	22,053

	953,550	72,184	198,455		5,545	1,229,734

(1)	Includes 8,505 corresponding to export withholdings and 63,906 corresponding to Turnover Tax.
(2)

Includes 640 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2023, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 728 corresponding to fiscal year 2022 and to approve the sum of 1,625 as fees with respect to fees and remunerations for the fiscal year 2023.

(3)	The expense recognized in the statement of comprehensive income corresponding to research and development activities amounted to 3,885.

	For the six-month period ended June 30, 2022
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	40,850	10,233	5,887		379	57,349
Fees and compensation for services	2,294	10,218	1,808		25	14,345
Other personnel expenses	11,196	986	535		104	12,821
Taxes, charges and contributions	7,169	713	54,735	(1)	-	62,617
Royalties, easements and fees	54,174	-	106		210	54,490
Insurance	3,972	182	60		-	4,214
Rental of real estate and equipment	8,727	48	628		-	9,403
Survey expenses	-	-	-		828	828
Depreciation of property, plant and equipment	128,684	3,764	4,921		-	137,369
Amortization of intangible assets	1,628	1,022	24		-	2,674
Depreciation of right-of-use assets	10,596	6	683		-	11,285
Industrial inputs, consumable materials and supplies	22,576	135	476		11	23,198
Operation services and other service contracts	20,260	519	2,631		253	23,663
Preservation, repair and maintenance	63,365	1,254	1,679		42	66,340
Unproductive exploratory drillings	-	-	-		789	789
Transportation, products and charges	23,866	115	22,045		-	46,026
Provision for doubtful trade receivables	-	-	843		-	843
Publicity and advertising expenses	-	3,870	1,055		-	4,925
Fuel, gas, energy and miscellaneous	11,067	927	5,237		35	17,266

	410,424	33,992	103,353		2,676	550,445

(1)	Includes 16,338 corresponding to export withholdings and 31,241 corresponding to Turnover Tax (see Note 2.d.)).
(2)

Includes 306 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2022, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 482 corresponding to fiscal year 2021 and to approve the sum of 706 as fees with respect to fees and remunerations for the fiscal year 2022.

(3)	The expense recognized in the statement of comprehensive income corresponding to research and development activities amounted to 1,473.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

28. OTHER NET OPERATING RESULTS

	For the six-month periods ended June 30,
	2023	2022
Lawsuits	(1,639)	(3,874)
Miscellaneous	3,900	1,047

	2,261	(2,827)

29. NET FINANCIAL RESULTS

	For the six-month periods ended June 30,
	2023	2022
Financial income
Interest income	29,273	13,914
Exchange differences	272,961	71,871
Financial accretion	63	61

Total financial income	302,297	85,846

Financial costs
Interest loss	(85,410)	(39,665)
Exchange differences	(210,691)	(47,173)
Financial accretion	(35,906)	(17,159)

Total financial costs	(332,007)	(103,997)

Other financial results
Results on financial assets at fair value with change in results	40,725	3,244
Results from derivative financial instruments	376	(567)
Result from net monetary position	29,080	10,672
Results from transactions with financial assets (1)	12,597	-

Total other financial results	82,778	13,349

Total net financial results	53,068	(4,802)

(1)	Includes 1,775 corresponding to the adjustment for inflation of the period.

30. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of June 30, 2023 and December 31, 2022, and expenses for the six-month periods ended June 30, 2023 and 2022, of JO and other agreements in which the Group participates are as follows:

	June 30, 2023	December 31, 2022
Non-current assets (1)	1,206,362	747,447
Current assets	41,551	27,740

Total assets	1,247,913	775,187

Non-current liabilities	79,092	52,133
Current liabilities	134,807	91,011

Total liabilities	213,899	143,144

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

	For the six-month periods ended June 30,
	2023	2022
Production cost	209,103	73,302
Exploration expenses	1,503	129

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

31. SHAREHOLDERS’ EQUITY

The Company’s capital as of June 30, 2023, is 3,915 and 18 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2023, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: (i) mergers, (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, (iii) transfers of all the YPF’s production and exploration rights, (iv) the voluntary dissolution of YPF; or (v) change of corporate and/or tax address outside Argentina. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the six-month periods ended June 30, 2023 and 2022, the Company has not repurchased its own shares.

32. EARNINGS PER SHARE

The following table shows the basic and diluted earnings per share, which are calculated as described in Note 2.b.13) to the annual consolidated financial statements:

	For the six-month periods ended June 30,
	2023	2022
Net profit	132,293	119,690
Average number of shares outstanding	391,491,562	393,034,176
Basic and diluted earnings per share	337.92	304.53

33. ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 32 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2023 are described below:

On April 6, 2023, the YPF Defendants, the Liquidating Trust, and Repsol, S.A., Repsol Exploración, S.A., Repsol USA Holdings LLC, Repsol E&P USA LLC, Repsol Offshore E&P USA, Inc., Perenco Trinidad & Tobago (Holdings) ETVE SLU (f/k/a Repsol E&P T&T Limited), and Repsol Services Co. (collectively, the “Repsol Defendants”), signed a settlement and release agreement (“Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described further below.

Pursuant to the Trust Settlement Agreement, the Liquidating Trust has agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of US$ 575 million, of which the YPF Defendants have agreed to pay US$ 287.5 million (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (see Note 32.a.2.ii) to annual consolidated financial statements) is also included in the dismissals and releases described above.

In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants have signed a settlement and release agreement (“Oxy Settlement Agreement”) with Occidental and various other Occidental entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, the Oxy Parties have agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus Entities, the Passaic River and other areas subject to environmental remediation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (“Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the EPA, the Department of Interior, and the NOAA) and the States of Ohio and Wisconsin (“Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA).

As noted above, the YPF Defendants’ payment to the Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants under the aforementioned agreements, were subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement and a final court order approving the Government Agreement. On August 2, 2023, following satisfaction of all conditions and procedural steps, the YPF Defendants made payment of the settlement amount and the dismissals and releases described above became effective as to the YPF Defendants, including dismissal of all relevant state and federal actions against the YPF Defendants.

34. CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

34.b.1) Environmental claims

During the six-month period ended June 30, 2023, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

34.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2023 are described below:

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

On March 31, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF. The District Court denied the Republic’s motion for summary judgment, and the proceedings will continue as between Plaintiffs and the Republic. Plaintiffs may seek to appeal the District Court’s ruling as to YPF or seek to reassert claims previously dismissed against YPF, in each case in accordance with applicable procedural rules. If so, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

35. CONTRACTUAL COMMITMENTS

35.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2022 are described in Note 34.a) to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2023 are described below:

•	Letter of intent with the Province of Mendoza

On June 22, 2023, YPF was notified of Administrative Decision No. 17/2023, whereby the Province of Mendoza approved the reversion of the Puesto Molina Norte area.

•	Offshore exploration permits CAN 102

On March 7, 2023, by SE Resolution No. 123/2023 Equinor Argentina AS (Argentina Branch) and YPF obtained a new 1-year extension of the first exploratory period of the exploration permit of the CAN 102 area, extending the expiration of the permit until November 2025.

•	Transportation concession for the Vaca Muerta Norte oil pipeline

On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an oil transport concession associated with the unconventional exploitation concession of hydrocarbons of the La Amarga Chica area, which includes the construction of an oil pipeline from such area to the Puesto Hernández area for the supply of Refinería Luján de Cuyo and the export of oil to Chile for the remaining term of the exploitation concession abovementioned.

35.b) Investment agreements and commitments, and assignments

The most relevant investment agreements and commitments, and assignments are described in Note 34.b) to the annual consolidated financial statements. During the six-month period ended June 30, 2023, there were no significant transactions.

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the six-month period ended June 30, 2023, there were no significant updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the liquid hydrocarbon and refined products

Updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements for the six-month period ended June 30, 2023, are described below:

On March 28, 2023, SE Resolution No. 175/2023 was published in the BO, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border oil pipelines. In order to obtain the export permit, companies will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

36.c) Regulations applicable to the natural gas, LNG and LPG

Updates to the regulatory framework described in Notes 35.c.1), 35.c.2), 35.c.3) and 35.c.4) to the annual consolidated financial statements for the six-month period ended June 30, 2023, are described below:

36.c.1) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On April 28, 2023, ENARGAS Resolution No. 190/2023 was published in the BO, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

36.d) Regulations applicable to the electric power generation

During the six-month period ended June 30, 2023, there were no significant updates to the regulatory framework described in Note 35.c.5) to the annual consolidated financial statements.

36.e) Incentive programs for hydrocarbon production

During the six-month period ended June 30, 2023, there were no significant updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements.

36.f) Tax Regulations

Updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements for the six-month period ended June 30, 2023, are described below:

•	Income tax

Income tax pre-payment for taxpayers with extraordinary income

On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published in the BO, establishing a one-time extraordinary pre-payment on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million pesos; and (ii) have not determined any income tax. This extraordinary pre-payment will be estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment is to be recorded, without considering tax loss carryforwards.

•	Fuels tax

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On July 10, 2023, SE Resolution No. 570/2023 was published in the BO, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import transactions of diesel oil and naphtha made between March 1, 2023 and April 30, 2023, that meet certain requirements established in said Decree and its corresponding regulation.

•	Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On July 24, 2023, Decree No. 377/2023 was published in the BO, through which the scope of the PAIS Tax established by Law No. 27,541/2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.

The rates to be applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents; (ii) 7.5% for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023.

36.g) Custom Regulations

Updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements for the six-month period ended June 30, 2023, are described below:

•	Customs collections

On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published in the BO, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.

In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

36.h) BCRA Regulations

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the six-month period ended June 30, 2023 are described below:

On April 20, 2023, Communication “A” 7,746 established that in order to access the Foreign Exchange Market, the prior consent of the BCRA is required until December 31, 2023, for payments of interest on financial debts for imports of goods and services and financial loans with foreign related companies. Additionally, it extended the restriction term for previous and subsequent access to the Foreign Exchange Market to 180 days for transactions in securities from April 21, 2023, maintaining the 90-day term for transactions in securities issued under Argentine law.

On May 18, 2023, Communication “A” 7,766 was issued, which extended to companies of the same economic group the restriction on trading securities to access the Foreign Exchange Market.

On June 8, 2023 and July 6, 2023, through Communications “A” 7,788 and “A” 7,803, respectively, the BCRA established the possibility of subscribing BCRA bills in dollars payable in pesos at the official exchange rate of zero rate (“LEDIV”, by its acronym in Spanish) simultaneously with the financing of imports, pre-financing of exports and/or currency settlements. This benefit applies to companies in the energy sector and beneficiaries of Decree No. 277/2022.

On June 29, 2023, Communication “A” 7,798 established the possibility for State-controlled companies to access the Foreign Exchange Market to make payments for fuel and energy imports.

36.i) CNV Regulatory Framework

Information requirements as clearing and settlement Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of June 30, 2023, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 128.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV’s regulations, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquen.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

General Resolution No. 941/2022

On October 28, 2022, CNV General Resolution No. 941/2022 was published in the BO, which introduced certain provisions for issuers whose functional currency differs from the local legal currency in Argentina, which for their own transactions develop presentation and disclosure accounting policies in which the translation differences originated in the retained earnings and reserves accounts are filed in line with the items originating them. The Group is evaluating the effects of this regulation.

In this respect, as established in Article 5, Chapter III, Title IV, of the CNV rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the equity:

	For the six-month periods ended June 30,
	2023	2022
Balance at the beginning of the fiscal year	686,343	393,570
Other comprehensive income	312,438	88,532

Balance at the end of the period	998,781	482,102

In addition, as of June 30, 2023 and 2022, the translation effect corresponding to the “Issuance premiums” account amounts to 163,520 and 79,444, respectively, and is included within “Other comprehensive income”. As of June 30, 2023 and 2022, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (12,533) and (4,657), respectively, and is included within “Other comprehensive income”.

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of June 30, 2023:

	June 30, 2023
	Other receivables	Other receivables	Trade receivables	Investments in financial assets	Accounts payable
	Non-Current	Current	Current	Non-Current	Current
Joint Ventures:
YPF EE	-	1,078	2,528	899	10,346
Profertil	-	15	3,286	-	3,288
MEGA	-	-	17,826	-	54
Refinor	-	-	4,762	-	1,773
Y-GEN Eléctrica S.A.U. (1)	-	-	-	-	-
OLCLP	-	27	-	-	611
Sustentator	-	-	231	-	6
CT Barragán	-	-	2	-	-
OTA	-	-	-	-	512
OTC	-	-	-	-	91

	-	1,120	28,635	899	16,681

Associates:
CDS	-	-	2	-	-
YPF Gas	-	388	2,362	-	885
Oldelval	6,880	-	7	141	1,313
Termap	-	-	-	-	692
GPA	-	-	-	-	736
Oiltanking	-	-	2	764	637
Gas Austral	-	-	58	-	7

	6,880	388	2,431	905	4,270

	6,880	1,508	31,066	1,804	20,951

(1)	Company merged with YPF EE as of January 1, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2022:

	December 31, 2022
	Other receivables	Other receivables	Trade receivables	Investments in financial assets	Accounts payable
	Non-Current	Current	Current	Non-Current	Current
Joint Ventures:
YPF EE	-	751	1,126	-	7,088
Profertil	-	-	1,382	-	2,171
MEGA	-	-	7,498	-	113
Refinor	-	-	2,345	-	446
Y-GEN Eléctrica S.A.U. (1)	-	-	73	-	-
OLCLP	-	31	-	-	425
Sustentator	-	-	-	-	4
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	54
OTC	-	-	-	-	-

	-	782	12,424	-	10,301

Associates:
CDS	-	-	1	-	-
YPF Gas	-	269	1,575	-	457
Oldelval	-	3,222	3	-	1,914
Termap	-	-	-	-	461
GPA	-	-	-	-	293
Oiltanking	-	-	1	-	688
Gas Austral	-	-	52	-	1

	-	3,491	1,632	-	3,814

	-	4,273	14,056	-	14,115

(1)	Company merged with YPF EE as of January 1, 2023.

The information detailed in the table below shows the transactions with associates and joint ventures for the six-month periods ended June 30, 2023 and 2022:

	For the six-month periods ended June 30,
	2023			2022
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	2,709	13,584	67	2,082	6,767	-
Profertil	8,472	15,657	-	4,254	11,956	-
MEGA	28,368	216	7	14,603	125	5
Refinor	9,187	2,318	26	8,764	1,724	1
Y-GEN Eléctrica S.A.U. (1)	-	-	-	-	-	-
OLCLP	117	1,432	-	72	508	-
Sustentator	219	3	-	-	1	-
CT Barragán	2	-	-	-	-	-
OTA	16	447	-	1	136	-
OTC	-	140	-	-	-	-

	49,090	33,797	100	29,776	21,217	6

Associates:
CDS	1	-	-	-	-	-
YPF Gas	5,694	982	115	4,907	527	-
Oldelval	49	6,997	9	45	2,707	-
Termap	-	2,419	-	-	1,008	-
GPA	-	1,929	-	-	1,028	-
Oiltanking	6	2,874	-	4	1,371	-
Gas Austral	321	7	1	291	1	-

	6,071	15,208	125	5,247	6,642	-

	55,161	49,005	225	35,023	27,859	6

(1)	Company merged with YPF EE as of January 1, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		June 30, 2023	December 31, 2022	For the six-month periods ended June 30,
Customers / Suppliers	Ref.			2023	2022
SGE	(1) (14)	12,468	12,724	14,937	9,803
SGE	(2) (14)	652	1,654	649	844
SGE	(3) (14)	167	167	-	-
SGE	(4) (14)	999	1,169	928	311
SGE	(5) (14)	6,813	6,813	-	-
Ministry of Transport	(6) (14)	1,243	1,453	3,096	2,962
AFIP	(7) (14)	6,725	6,744	6,725	928
CAMMESA	(8)	27,187	19,178	50,365	24,969
CAMMESA	(9)	(2,331)	(687)	(3,400)	(2,225)
ENARSA	(10)	18,747	12,522	12,587	6,517
ENARSA	(11)	(24,195)	(17,149)	(5,233)	(2,382)
Aerolíneas Argentinas S.A.	(12)	9,159	15,823	39,455	20,405
Agua y Saneamientos Argentinos S.A.	(13)	1,533	1,700	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(4)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	The compensation for providing diesel to public transport of passengers at a differential price.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.
(8)	Sales of fuel oil, diesel and natural gas.
(9)	Purchases of electrical energy.
(10)	Sale of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	The purchase of natural gas and crude oil.
(12)	The provision of jet fuel.
(13)	Sale of assets held for disposal.
(14)	Income from incentives recognized according to IAS 20. See Note 2.b.11) to the annual consolidated financial statements.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 15 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and Treasury Bills and Bonds identified as investments in financial assets at amortized cost. See Note 15.

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the six-month periods ended June 30, 2023 and 2022, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 53,137 and 20,958, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of June 30, 2023 and December 31, 2022 amounts to 9,665 and 8,175, respectively. See Note 36 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the six-month periods ended June 30, 2023 and 2022:

	For the six-month periods ended June 30,
	2023	2022
Short-term employee benefits (1)	1,733	747
Share-based benefits	114	82
Post-retirement benefits	70	40
Termination benefits	112	104

	2,029	973

(1)	Does not include Social Security contributions of 388 and 167 for the six-month periods ended June 30, 2023 and 2022, respectively.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10) to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 395 and 303 for the six-month periods ended June 30, 2023 and 2022, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the bonus programs for objectives and performance evaluation was 13,417 and 4,366 for the six-month periods ended June 30, 2023 and 2022, respectively.

Share-based benefit plans

The amount charged to expense in relation with the share-based plans was 238 and 110 to be settled in equity instruments, and 2,299 and 222 to be settled in cash, for the six-month periods ended June 30, 2023 and 2022, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	June 30, 2023				December 31, 2022
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	33		256.30	8,520	19		176.96	3,436
Bolivian peso	7		36.82	256	7		25.43	177
Trade receivables
U.S. dollar	1		256.30	190	-	(2)	176.96	6
Investments in financial assets
U.S. dollar	58		256.30	14,972	202		176.96	35,664

Total non-current assets				23,938				39,283

Current assets
Other receivables
U.S. dollar	416		256.30	106,633	190		176.96	33,631
Euro	-		-	-	2		189.26	336
Real	5		53.23	266	9		33.94	305
Chilean peso	10,866		0.32	3,477	12,424		0.21	2,609
Pound sterling	-		-	-	1		214.30	156
Trade receivables
U.S. dollar	529		256.30	135,637	598		176.96	105,764
Euro	-	(2)	279.42	5	-	(2)	189.26	4
Chilean peso	8,016		0.32	2,565	18,829		0.21	3,954
Real	48		53.23	2,555	38		33.94	1,290
Investments in financial assets
U.S. dollar	227		256.30	58,057	171		176.96	30,229
Cash and cash equivalents
U.S. dollar	472		256.30	120,867	374		176.96	66,100
Chilean peso	4,413		0.32	1,412	1,829		0.21	384
Real	11		53.23	586	12		33.94	407

Total current assets				432,060				245,169

Total assets				455,998				284,452

Non-current liabilities
Provisions
U.S. dollar	2,042		256.70	524,088	2,454		177.16	434,810
Real	10		53.23	532	10		33.94	339
Lease liabilities
U.S. dollar	245		256.70	62,767	272		177.16	48,224
Loans
U.S. dollar	6,115		256.70	1,569,596	5,834		177.16	1,033,550
Real	7		53.23	373	4		33.94	136
Other liabilities
U.S. dollar	104		256.70	26,643	19		177.16	3,302
Accounts payable
U.S. dollar	4		256.70	1,034	4		177.16	732

Total non-current liabilities				2,185,033				1,521,093

Current liabilities
Provisions
U.S. dollar	445		256.70	114,209	133		177.16	23,550
Chilean peso	34		0.32	11	-		-	-
Income tax
Real	5		53.23	266	5		33.94	170
Taxes payable
Chilean peso	3,178		0.32	1,017	4,495		0.21	944
Real	9		53.23	479	6		33.94	204
Salaries and social security
U.S. dollar	9		256.70	2,389	11		177.16	1,862
Real	1		53.23	53	1		33.94	34
Lease liabilities
U.S. dollar	291		256.70	74,589	294		177.16	52,056
Loans
U.S. dollar	1,444		256.70	370,597	1,024		177.16	181,477
Chilean peso	1,066		0.32	341	2,519		0.21	529
Real	43		53.23	2,289	57		33.94	1,934
Other liabilities
U.S. dollar	91		256.70	23,335	13		177.16	2,359
Accounts payable
U.S. dollar	1,016		256.70	260,878	1,147		177.16	203,236
Euro	12		280.50	3,330	21		189.92	4,033
Chilean peso	2,406		0.32	770	4,281		0.21	899
Pound sterling	-	(2)	326.12	34	-	(2)	214.30	95
Yen	13		1.78	23	150		1.35	203
Yuan	9		36.18	328	-		-	-
Swiss franc	-	(2)	287.19	4	-	(2)	191.69	69
Real	42		53.23	2,250	36		33.94	1,231

Total current liabilities				857,192				474,885

Total liabilities				3,042,225				1,995,978

(1)	Exchange rate in force at June 30, 2023 and December 31, 2022 according to BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

40. SUBSEQUENT EVENTS

On July 28, 2023, YPF signed an international syndicated loan agreement led by Corporación Andina de Fomento (“CAF”) for an amount of US$ 375 million, with all funds disbursed on August 4, 2023. The loan consists of a Tranche A for an amount of US$ 50 million financed by CAF, with final maturity on July 28, 2030 and a Tranche B for an amount of US$ 325 million financed by international entities, with final maturity on July 28, 2028. As a condition precedent to this disbursement, YPF prepaid US$ 225 million plus accrued interest for the international syndicated loan signed in 2022.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders’ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of June 30, 2023, should have been considered in such financial statements under IFRS.

PABLO GERARDO GONZÁLEZ President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 17, 2023	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Market Relations Officer